SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    ---------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       LION BIOSCIENCE AKTIENGESELLSCHAFT
             (Exact Name of Registrant as Specified in its Charter)

                           FEDERAL REPUBLIC OF GERMANY
                 (Jurisdiction of Incorporation or Organization)

                           Im Neuenheimer Feld 515-517
                               D-69120 Heidelberg
                                     Germany
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                    -----           ------

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                                Yes       No   X
                                    ------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



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         LION bioscience Aktiengesellschaft's Press Release issued October 24,
2002 is attached as Exhibit 99.1 and incorporated by reference in this Form 6-K.

         This Report of Foreign Private Issuer on Form 6-K is specifically incorporated by reference in the Company's Registration Statement of Form F-3 (Reg. No. 333-90730) filed on June 18, 2002, as amended on July 16, 2002.

               Exhibit No.                              Description

                  99.1                             Ad Hoc Publicity Notice



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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    LION bioscience Aktiengesellschaft



                                      By:   /s/ Friedrich von Bohlen und Halbach
                                      Name: Dr. Friedrich von Bohlen und Halbach
                                      Title: Chief Executive Officer




Dated:  October 24, 2002



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